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SEC FILE NUMBER
8-67454

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Statesman Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 West Loop South, Suite 1010
(No. and Street)

Houston	TX	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Statesman Corporate Finance, LLC

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2015

OATH OR AFFIRMATION

I, Scott Actkinson ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Statesman Corporate Finance, LLC, as of December 31 ____________, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LISBETH H. HOLMGREN
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
AUGUST 9, 2019

Scott Actkinson
Signature

Ceo
Title

Lisbeth H Holmgren
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report. .

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

STATESMAN CORPORATE FINANCE, LLC

CONTENTS

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Statesman Corporate Finance, LLC

We have audited the accompanying statement of financial condition of Statesman Corporate Finance, LLC (the "Company") as of December 31, 2015, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Statesman Corporate Finance, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 9, 2016

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

STATESMAN CORPORATE FINANCE, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$ 227,420
Accounts receivable	27,500
Prepaid expenses	1,193
	$ 256,113

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 113,445
State income tax payable	3,287
	116,732
Members' equity	139,381
	$ 256,113

The accompanying notes are an integral part of these financial statements.

STATESMAN CORPORATE FINANCE, LLC
Statement of Income
For the Year Ended December 31, 2015

Revenues	
Consulting income	$1,455,799
Interest income	151
	1,455,950
Expenses	
Registered representatives compensation	50,416
Clerical and administrative employee expense	1,603
Commissions paid to other broker dealers	73,889
Occupancy and equipment costs	113,285
Regulatory fees and expense	9,721
Other expenses	1,007,326
	1,256,240
Income before income taxes	199,710
State income tax expense (income)	(695)
Net Income	$ 200,405

The accompanying notes are an integral part of these financial statements.

STATESMAN CORPORATE FINANCE, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

Balance at December 31, 2014	$ 223,976
Capital distributions	(285,000)
Net income	200,405
Balance at December 31, 2015	$ 139,381

The accompanying notes are an integral part of these financial statements.

STATESMAN CORPORATE FINANCE, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2015

Balance at December 31, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2015	$	-0-

The accompanying notes are an integral part of these financial statements.

STATESMAN CORPORATE FINANCE, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 200,405
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in accounts receivable	(17,500)
Decrease in prepaid assets	2,805
Increase in accounts payable and accrued expenses	103,776
Decrease in state income taxes payable	(7,187)
Net cash provided (used) by operating activities	282,299
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital distributions	(285,000)
Net cash provided (used) by financing activities	(285,000)
Net increase (decrease) in cash and cash equivalents	(2,701)
Cash and cash equivalents at beginning of year	230,121
Cash and cash equivalents at end of year	$ 227,420

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 6,492

The accompanying notes are an integral part of these financial statements.

STATESMAN CORPORATE FINANCE, LLC
Notes to Financial Statements
December 31, 2015

Note 1 - Summary of Significant Accounting Policies

Statesman Corporate Finance, LLC, (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Company provides merger and acquisition, capital sourcing, and other general corporate finance advisory services for businesses. The Company operates as a Texas Limited Liability Company ("LLC"). Its members have limited personal liability for the obligations or debts of the entity. The Company was incorporated on December 29, 2001 and became effective with the Financial Industry Regulatory Authority ("FINRA") in January 2007. The Company's customers are located throughout the United States.

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and certificates of deposits purchased with an original maturity of three months or less.

Revenue is recognized based upon the contractual terms of each respective advisory agreement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of approximately $110,688 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.05 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the members can be made under a capital distribution policy approved by the Company's members. Periodic distributions approved by the members are made in order to enable the members to pay federal income taxes on Company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

Note 4 - Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits.

Note 5 - Related Party Transactions/Economic Dependency

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Under a services agreement effective September 1, 2006, Statesman Business Advisors, LLC (a brother-sister corporation) ("Advisors") provides the Company with personal property, support staff and office space. Advisors incurs general and administrative expenses on behalf of the Company. For providing these services, Advisors is entitled to receive compensation from the Company on a monthly basis upon presentation of a monthly invoice which includes a breakdown of expenses being billed. The services and support agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 30 days prior to the expiration of an annual term. The Company paid $113,285 under this agreement, during the year ended December 31, 2015. These expenses are included in occupancy and equipment and other expenses.

The Company also recorded discretionary management fees of $895,000 to Advisors. This expense is included in other expenses. Of this amount, $100,000 was included in accounts payable and accrued expenses at December 31, 2015.

Note 6 - New Accounting Pronouncements

In May 2014, the Financial accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and asses recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2019. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending December 31, 2016. Early adoption is permitted. The Company expects no material effect on its financial statements.

In January 2015, the FASB issued ASU 2015-01, income Statement – Extraordinary and Unusual Items (Subtopic 225-02); Simplifying Income Statement Presentation by Eliminating the concepts of Extraordinary Items. The amendments in ASU 2015-01 Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports is classification as an

extraordinary item. ASU 2015-01 is effective for the Company's annual periods beginning January 1, 2016. Early adoption is permitted. The Company is not currently reporting any extraordinary or unusual items in its financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2015

Schedule I

STATESMAN CORPORATE FINANCE, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$ 139,381
Total capital and allowable subordinated liabilities	139,381
Deductions and/or charges:	
Non-allowable assets:	
Accounts Receivable	27,500
Prepaid expenses	1,193
Net capital before haircuts on securities positions	110,688
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Other securities	-0-
Net capital	$ 110,688

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:	
Accounts payable and other accrued expenses	$ 113,445
State income tax payable	3,287
Total aggregate indebtedness	$ 116,732

Schedule I (continued)

STATESMAN CORPORATE FINANCE, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 7,782
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 7,782
Net capital in excess of required minimum	$ 102,906
Excess net capital at 1000%	$ 99,015
Ratio: Aggregate indebtedness to net capital	1.05 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

STATESMAN CORPORATE FINANCE, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Report of Independent Registered Public Accounting Firm

on Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended December 31, 2015

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Members
Statesman Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Statesman Corporate Finance, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Statesman Corporate Finance, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and *(b)* Statesman Corporate Finance, LLC stated that Statesman Corporate Finance, LLC met the identified exemption provisions throughout the year ending December 31, 2015 without exception. Statesman Corporate Finance, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Statesman Corporate Finance, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 9, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

STATESMAN
CORPORATE FINANCE

Statesman Corporate Finance, LLC Exemption Report

Statesman Corporate Finance, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exception Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i) and was in compliance with the exception throughout the period June 1, 2014 to December 31, 2014 without exceptions.

____

Statesman Corporate Finance, LLC

I, Scott R. Actkinson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Scott R. Actkinson

Title: Chief Compliance Officer

January 25, 2016

Member FINRA/SIPC
713.595.1340 1900 West Loop South, Suite 1010 Houston, Texas 77027
512.372.1000 3807 Spicewood Springs Road, Suite 102 Austin, Texas 78759
www.statesmanbiz.com

Report of Independent Registered Public Accounting Firm

on the SIPC Annual Assessment Required by SEC Rule 17a-5

Required By SEC Rule 17a-5

Year Ended December 31, 2015

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

To the Members
Statesman Corporate Finance, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Statesman Corporate Finance, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Statesman Corporate Finance, LLC's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Statesman Corporate Finance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 9, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2801**********************MIXED AADC 220
067454 FINRA DEC
STATESMAN CORPORATE FINANCE LLC
1900 WEST LOOP S STE 1010
HOUSTON TX 77027-3260

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3,455.15

B. Less payment made with SIPC-6 filed (exclude interest) (1,023.14)
8/4/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,432.01

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,432.01

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,432.01

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Statesman Corporate Finance, LLC
(Name of Corporation, Partnership or other organization)

Scott Atkinson
(Authorized Signature)

Dated the 1st day of February, 2016.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,455,950
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	73,889
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	73,889
2d. SIPC Net Operating Revenues	$ 1,382,061
2e. General Assessment @ .0025	$ 3,455.15
	(to page 1, line 2.A.)

Statesman Business Advisors 1900 West Loop South, Suite 1010 Houston, TX 77027 713.595.1340 713.595.1359 *fax* **www.statesmanbiz.com**